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                             December 15, 2023

       Daniel Jones
       Chief Executive Officer
       SeqLL, Inc.
       3 Federal Street
       Billerica, MA 01821

                                                        Re: SeqLL, Inc.
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed December 5,
2023
                                                            File No. 333-272908

       Dear Daniel Jones:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 13, 2023 letter.

       Amendment No. 9 to Registration Statement on Form S-1, Filed December 5, 2023

       Cover Page

   1. We note your response to comment 1 and reissue in part. We acknowledge your disclosure stating that your
shares are traded in "the over-the-counter market." Please revise to disclose with greater
specificity which over-the-counter market your shares are quoted on.
                                                        It appears they are
quoted on the OTC Pink tier of the trading system operated by OTC
                                                        Markets Group Inc.
Please revise and clarify as applicable. Refer to Item 501(b)(4) of
                                                        Regulation S-K.
       Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 71

   2. We note Lyneer has only reflected the $35 million of the joint and several debt obligations it expects to be
responsible for repayment; however, it is not clear whether a forbearance agreement has been
signed and how likely it is that Lyneer will only be responsible for the
 Daniel Jones
SeqLL, Inc.
December 15, 2023
Page 2
      $35 million. Please revise or expand your disclosure to clearly explain how the consummation of transactions supporting the current presentation have occurred or are probable pursuant to Item 11-01(a)(8) of Regulation S-X.
Lyneer Investments, LLC and Subsidiaries Condensed Consolidated Balance Sheet, page F-2

3. Please tell us how you determined that non-current classification of the notes payable as of September 30, 2023 is appropriate and the basis for your conclusion. Please reference
      ASC 470 in your response, including ASC 470-10-45 and ASC 470-10-55-2 through 6.
Note 3: Summary of Significant Accounting Policies
Liquidity, page F-7

4. Please tell us how you determined it was probable that management's plan will be effectively implemented within one year after the date that the financial statements are issued, especially in light of the expected short term extension of February 28, 2024.
      Include in your response a description of the facts and circumstances that have changed since your previous assessment that there was substantial doubt about the entity's ability to continue as a going concern. Please reference ASC 205-40 in your response.
Note 16: Subsequent Events, page F-20

5. Please confirm whether the extended Forbearance and Omnibus agreements have already been signed, and if they have not, tell us the current status of negotiations.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680
with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel Jones
                                                            Division of
Corporation Finance
Comapany NameSeqLL, Inc.
                                                            Office of Trade &
Services
December 15, 2023 Page 2
cc:       Eric M. Hellige
FirstName LastName